United States securities and exchange commission logo





                             January 3, 2023

       Todd Waltz
       Chief Financial Officer
       AEMETIS, INC
       20400 Stevens Creek Blvd., Suite 700
       Cupertino, CA 95014

                                                        Re: AEMETIS, INC
                                                            Form 10-K filed
March 10, 2022
                                                            Form 8-K filed
November 3, 2022
                                                            File No. 001-36475

       Dear Todd Waltz:

               We have reviewed your December 27, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 28, 2022 letter.

       Item 2.02 Form 8-K dated November 3, 2022

       Exhibit 99.1, page 1

   1. You indicate in your response to prior comment 2 that the cash receipt of a $14.2 million grant from the United
States Department of Agriculture Biofuel Produce Program was
                                                        not an adjustment in
your reconciliation of net loss to Adjusted EBITDA because
                                                        you use and communicate
Adjusted EBITDA to investors as a proxy for the Company   s
                                                        source or use of cash
during the period. We have the following additional comments:
                                                            Your disclosures
indicate that you provide non-GAAP measures as a supplement to financial results
based on GAAP. We also note that you reconcile Adjusted EBITDA to net income
(loss). Please confirm that you will revise your disclosures to clarify why you present
Adjusted EBITDA and reconcile this non-GAAP liquidity measure to the most
comparable GAAP liquidity measure (e.g., cash flows from operating
 Todd Waltz
AEMETIS, INC
January 3, 2023
Page 2
              activities). Refer to Rule 10(e)(1)(i)(b) of Regulation S-K; and
                Please note that any non-GAAP performance measure that excludes the $14.2 million grant may not be in compliance with Question 100.03 of the non-GAAP C&DIs. In this regard, the fact that the grant was paid in cash does not sufficiently explain why it is not an appropriate adjustment to arrive at Adjusted EBITDA, as currently presented as a performance measure.

       You may contact Jeanne Baker at 202-551-3691or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters.



                                                               Sincerely,
FirstName LastNameTodd Waltz
                                                               Division of
Corporation Finance
Comapany NameAEMETIS, INC
                                                               Office of
Industrial Applications and
January 3, 2023 Page 2                                         Services
FirstName LastName